Exhibit 99.2

CONTACT
DR. REDDY’S LABORATORIES LTD.	Investor relationS		Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Richa Periwal AISHWARYA SITHARAM	richaperiwal@drreddys.com aishwaryasitharam@drreddys.com	PRIYA K priyak@drreddys.com

Dr. Reddy’s Q4 & full year FY25 Financial Results

Hyderabad, India, May 9, 2025: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the quarter and year ended March 31, 2025. The information mentioned in this release is based on consolidated financial statements under International Financial Reporting Standards (IFRS).

	Q4FY25	FY25

Revenues	₹ 85,060 Mn [Up: 20% YoY^; 2% QoQ]	₹ 325,535 Mn [Up: 17% YoY^]

Gross Margin	55.6% [Q4FY24: 58.6%; Q3FY25: 58.7%]	58.5% [FY24: 58.6%]

SG&A Expenses	₹ 24,055 Mn [Up: 17% YoY; Flat QoQ]	₹ 93,870 Mn [Up: 22% YoY]

R&D Expenses	₹ 7,258 Mn [8.5% of Revenues]	₹ 27,380 Mn [8.4% of Revenues]

EBITDA	₹ 24,749 Mn [29.1% of Revenues]	₹ 92,133 Mn [28.3% of Revenues]

Profit before Tax	₹ 20,054* Mn [Up: 25% YoY; 7% QoQ]	₹ 76,784* Mn [Up: 7% YoY]

Profit after Tax attributable to Equity Holders	₹ 15,939 Mn [Up: 22% YoY; 13% QoQ]	₹ 56,544 Mn [Up: 2% YoY]

^ Includes Revenues from the acquired Consumer Healthcare business in Nicotine Replacement Therapy (’NRT’) of ₹5,971 Mn for Q4FY25 and ₹12,020 Mn for FY25. Underlying growth excluding NRT business is 12% YoY and 2% QoQ for Q4FY25 and 12% YoY for FY25.

* Includes Profit before Tax from the recently acquired NRT business of ₹888 Mn for Q4FY25 and ₹1,011 Mn (net of acquisition related expenses) for FY25.

Commenting on the results, Co-Chairman & MD, G V Prasad said: “We achieved double-digit growth across our businesses, driven by successful product launches, increased revenues from key products in the U.S. and the integration of the acquired NRT business. We will continue to strengthen and grow our core businesses through portfolio management and operational excellence, while pursuing strategic partnerships and inorganic growth opportunities.”

1

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = ₹85.43

Dr. Reddy’s Laboratories Limited & Subsidiaries

Revenue Mix by Segment for the quarter

Particulars	Q4FY25	Q4FY24	YoY	Q3FY25	QoQ
	(₹)	(₹)	Gr %	(₹)	Gr%
Global Generics	75,365	61,191	23	73,753	2
North America	35,586	32,626	9	33,834	5
Europe*	12,750	5,208	145	12,096	5
India	13,047	11,265	16	13,464	(3)
Emerging Markets	13,981	12,091	16	14,358	(3)
Pharmaceutical Services and Active Ingredients (PSAI)	9,563	8,219	16	8,219	16
Others	132	1,420	(91)	1,614	(92)
Total	85,060	70,830	20	83,586	2

Revenue Mix by Segment for year

Particulars	FY25	FY24	YoY
	(₹)	(₹)	Gr%
Global Generics	289,552	245,453	18
North America	145,164	129,895	12
Europe*	35,882	20,511	75
India	53,734	46,407	16
Emerging Markets	54,771	48,640	13
PSAI	33,846	29,801	14
Others	2,137	3,910	(45)
Total	325,535	279,164	17

* Includes Revenues from the acquired NRT business of ₹5,971 Mn for Q4FY25 and ₹12,020 Mn for FY25. Underlying growth for Europe excluding NRT business is 30% YoY and 12% QoQ for Q4FY25 and 16% YoY for FY25.

2

Consolidated Income Statement for the quarter

Particulars	Q4FY25		Q4FY24		YoY	Q3FY25		QoQ
	($)	(₹)	($)	(₹)	Gr %	($)	(₹)	Gr%
Revenues*	996	85,060	829	70,830	20	978	83,586	2
Cost of Revenues	442	37,797	344	29,347	29	404	34,534	9
Gross Profit	553	47,263	486	41,483	14	574	49,052	(4)
% of Revenues		55.6%		58.6%			58.7%
Selling, General & Administrative Expenses	282	24,055	240	20,476	17	282	24,117	(0)
% of Revenues		28.3%		28.9%			28.9%
Research & Development Expenses	85	7,258	80	6,877	6	78	6,658	9
% of Revenues		8.5%		9.7%			8.0%
Impairment of Non-Current Assets, net	9	768	(2)	(173)		(0)	(4)
Other (Income)/Expense, net	(29)	(2465)	(8)	(656)	276	(5)	(439)	462
Results from Operating Activities	207	17,647	175	14,959	18	219	18,720	(6)
Finance (Income)/Expense, net	(28)	(2352)	(12)	(1022)	130	0	20
Share of Profit of Equity Accounted Investees, net of tax	(1)	(55)	(0)	(35)	57	(0)	(42)	31
Profit before Income Tax	235	20,054#	187	16,016	25	219	18,742#	7
% of Revenues		23.6%		22.6%			22.4%
Income Tax Expense	49	4,181	34	2,946	42	55	4,704	(11)
Profit for the Period	186	15,873	153	13,070	21	164	14,038	13
% of Revenues		18.7%		18.5%			16.8%
Attributable to Equity holders of the parent company	187	15,939	153	13,070	22	165	14,133	13
Attributable to Non-controlling interests	(1)	(66)	-	-	-	(1)	(95)	(31)
Diluted Earnings per Share (EPS)	0.22	19.11	0.18^	15.7^	22	0.20	16.9	13

* Includes Revenues of ₹5,971 Mn from the acquired NRT business. Underlying growth excluding NRT business is 12% YoY and 2% QoQ.

^ Historical numbers re-casted basis the increased number of shares post share split.

# Includes Profit before Tax of ₹888 Mn from the acquired NRT business.

Earnings before Interest, Tax, Depreciation & Amortization (EBITDA) Computation for the quarter

Particulars	Q4FY25		Q4FY24		Q3FY25
	($)	(₹)	($)	(₹)	($)	(₹)
Profit before Income Tax	235	20,054	187	16,016	219	18,742
Interest (Income) / Expense, net*	(7)	(627)	(10)	(835)	(6)	(475)
Depreciation	31	2,636	28	2,421	32	2,733
Amortization	22	1,919	15	1,291	23	1,986
Impairment	9	768	(2)	(173)	(0)	(4)
EBITDA	290	24,749	219	18,720	269	22,982
% of Revenues		29.1%		26.4%		27.5%

* Includes income from Investment

3

Consolidated Income Statement for the full year

Particulars	FY25		FY24		YoY
	($)	(₹)	($)	(₹)	Gr %
Revenues*	3,811	325,535	3,268	279,164	17
Cost of Revenues	1,581	135,107	1,353	115,557	17
Gross Profit	2,229	190,428	1,915	163,607	16
% of Revenues		58.5%		58.6%
Selling, General & Administrative Expenses	1,099	93,870	904	77,201	22
% of Revenues		28.8%		27.7%
Research & Development Expenses	320	27,380	268	22,873	20
% of Revenues		8.4%		8.2%
Impairment of Non-Current Assets, net	20	1,693	0.04	3	56,333
Other (Income)/Expense, net	(51)	(4,358)	(49)	(4,199)	4
Results from Operating Activities	841	71,843	793	67,729	6
Finance (Income)/Expense, net	(55)	(4,724)	(47)	(3,994)	18
Share of Profit of Equity Accounted Investees, net of tax	(3)	(217)	(2)	(147)	48
Profit before Income Tax#	899	76,784	841	71,870	7
% of Revenues		23.6%		25.7%
Income Tax Expense	229	19,539	189	16,186	21
Profit for the Period	670	57,245	652	55,684	3
% of Revenues		17.6%		19.9%
Attributable to Equity holders of the parent company	662	56,544	652	55,684	2
Attributable to Non-controlling interests	8	701	-	-	-
Diluted Earnings per Share (EPS)	0.79	67.8	0.78^	66.8	1

* Includes Revenues of ₹12,020 Mn from the acquired NRT business. Underlying growth excluding NRT business is 12% YoY.

# Includes Profit before Income Tax of ₹1,011 Mn (net of acquisition related expenses) from the acquired NRT business.

^ Historical numbers re-casted basis the increased number of shares post share split.

EBITDA Computation for the year

Particulars	FY25		FY24
	($)	(₹)	($)	(₹)
Profit before Income Tax	899	76,784	841	71,870
Interest (Income) / Expense, net*	(40)	(3,402)	(44)	(3,716)
Depreciation	123	10,505	112	9,576
Amortization	77	6,553	62	5,280
Impairment	20	1,693	0	3
EBITDA	1,078	92,133	972	83,013
% of Revenues		28.3%		29.7%

* Includes income from Investment

Key Balance Sheet Items

Particulars	As on 31st Mar 2025		As on 31st Dec 2024		As on 31st Mar 2024
	($)	(₹)	($)	(₹)	($)	(₹)
Cash and Cash Equivalents and Other Investments	799	68,299	751	64,198	966	82,529
Trade Receivables	1,058	90,420	1,079	92,212	940	80,298
Inventories	832	71,085	838	71,630	744	63,552
Property, Plant, and Equipment	1,144	97,761	1,089	93,053	900	76,886
Goodwill and Other Intangible Assets	1,271	108,613	1,227	104,780	482	41,204
Loans and Borrowings (Current & Non-Current)	547	46,766	598	51,085	234	20,020
Trade Payables	416	35,523	422	36,022	362	30,919
Equity	3,947	337,166	3,764	321,565	3,284	280,550

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Key Business Highlights for Q4FY25

•	Partnered with Shanghai Henlius Biotech, Inc. to commercialize HLX15 (daratumumab biosimilar) in the U.S. and Europe

•	Partnered with Bio-Thera Solutions for BAT2206 (ustekinumab biosimilar) for Southeast Asia and Colombia as well as BAT2506 (golimumab biosimilar) for Southeast Asia

•	Received Biologics License Application (BLA) acceptance for AVT03 (denosumab biosimilar) developed by our partner, Alvotech for the U.S. market

•	Received ‘Marketing Authorisation’ for rituximab biosimilar from UK MHRA

•	Participated in India’s ‘Jan Aushadi’ program with one of our products to provide accessible generic medicines to the public

ESG Highlights for Q4FY25

•	Recognized in the ’Leadership category’ on the Indian Corporate Governance Scorecard 2024 assessment undertaken by Institutional Investor Advisory Services (IiAS)

•	Achieved an improved ‘EcoVadis’ score of 73, placing us among the top 15% of companies assessed globally

•	Won the ’Climate Action Program 2.0 ͦ Award’ in the highest ‘Resilient’ category in the Light Manufacturing Sector.

•	Received ’Excellence in Rural Health Initiative’ award from Economic Times

Other Updates for Q4FY25

•	Received the Establishment Inspection Report (EIR) following a routine GMP inspection by the U.S. FDA at our API manufacturing facility (CTO-2) in Bollaram, Hyderabad. The inspection was classified as Voluntary Action Initiated (VAI).

•	Completed the divestment of our manufacturing facility in Shreveport, Louisiana, U.S., to Jaguar Labs Holdings, LLC.

5

Revenue Analysis

•	Q4 FY25 consolidated revenues stood at ₹85.1 billion, YoY growth of 20% and QoQ growth of 2%. Excluding the NRT business, underlying growth was 12% YoY and 2% QoQ.

FY25 consolidated revenues reached ₹325.5 billion, YoY growth of 17%. Underlying revenue growth, excluding NRT business was 12% YoY.

The performance was driven by contributions from the acquired NRT business, complemented by steady growth across our core businesses - Global Generics and Pharmaceutical Services & Active Ingredients (PSAI).

Global Generics (GG)

•	Q4FY25 revenues at ₹75.4 billion, YoY growth of 23% and QoQ growth of 2%. Underlying growth excluding NRT business is 13% YoY and 2% QoQ.

FY25 revenues at ₹289.6 billion, a YoY growth of 18%. Underlying YoY growth excluding NRT business is 13%.

Growth was primarily driven by contributions from the acquired NRT business, higher sales volumes, and new product launches, partially offset by price erosion in North America and Europe.

North America

•	Q4FY25 revenues at ₹35.6 billion, YoY growth of 9% and QoQ growth of 5%.

FY25 revenues at ₹145.2 billion, YoY growth of 12%.

The YoY growth was primarily driven by new product launches, increased volumes of select key products, partially offset by price erosion in certain products.

•	During the quarter, we launched seven new products in the U.S. A total of 18 products were launched during the fiscal year.

•	We filed ten new Abbreviated New Drug Applications (ANDAs) with the USFDA during the fiscal year. As of March 31, 2025, 76 generic filings were pending approval from the USFDA. These comprise of 73 ANDAs and three New Drug Applications (NDAs) filed under Section 505(b)(2) route of the US Federal Food, Drug, and Cosmetic Act. Of the 73 ANDAs, 44 are Paragraph IV applications, and we believe that 20 of these have a ‘First to File’ status.

Europe

•	Q4FY25 revenues at ₹12.8 billion, YoY growth of 145% and QoQ growth of 5%. This includes revenues from the acquired NRT business. Underlying growth excluding NRT business is 30% YoY and 12% QoQ.

○	NRT at ₹6.0 billion, QoQ decline of 1%

○	Germany at ₹3.6 billion, YoY growth of 26% and QoQ growth of 7%

○	UK at ₹2.2 billion, YoY growth of 43% and QoQ growth of 14%

○	Rest of Europe at ₹1.1 billion, YoY growth of 20% and QoQ growth of 27%

•	FY25 revenues at ₹35.9 billion, YoY growth of 75%. Underlying YoY growth excluding NRT business is 16%.

○	NRT at ₹12.0 billion

○	Germany at ₹12.9 billion, YoY growth of 21%

○	UK at ₹7.3 billion, YoY growth of 15%

○	Rest of Europe at ₹3.7 billion, YoY growth of 4%

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•	The growth in Europe was primarily on account of revenues from the acquired NRT business, momentum in the base business volumes and new product launches, partly offset by price erosion.

•	During the quarter, we launched 10 new products in the region, taking the full year total to 39.

India

•	Q4FY25 revenues at ₹13.0 billion, YoY growth of 16% and QoQ decline of 3%.

•	FY25 revenues at ₹53.7 billion, YoY growth of 16%.

Growth was driven by revenues from the vaccine portfolio in-licensed from Sanofi India, successful new product launches and price increases, partially offset by lower volumes.

•	As per IQVIA, our IPM rank was maintained at 10. The total no. of new product launches in India is 23 for the full fiscal.

Emerging Markets

•	Q4FY25 revenues at ₹14.0 billion, YoY growth of 16% and QoQ decline of 3%. YoY growth is largely attributable to new product launches across various countries and higher volumes for existing products. QoQ decline is largely due to lower volumes.

-	Revenues from Russia at ₹6.5 billion, YoY growth of 31% and QoQ decline of 7%. YoY growth was largely due to new product launches and higher volumes. QoQ decline was due to lower sales volumes and change in product mix.

-	Revenues from other Commonwealth of Independent States (CIS) countries and Romania at ₹2.4 billion, YoY growth of 13% and QoQ growth of 1%. YoY growth was largely on account of higher base business volumes.

-	Revenues from Rest of World (RoW) territories at ₹5.0 billion, growth of 1% YoY and QoQ. Contribution from new product launches was partially offset by lower base business volumes and price erosion in certain countries.

•	FY25 revenues at ₹54.8 billion, YoY growth of 13%. The growth is mainly attributable to higher base business volumes, new launches, partly offset by adverse forex.

-	Revenues from Russia at ₹26.0 billion, YoY growth of 16%. The growth was largely on account of improved base business volumes, revenues from new launches and price increases in certain brands.

-	Revenues from other CIS countries and Romania at ₹8.9 billion, YoY growth of 3%.

-	Revenues from RoW territories at ₹19.9 billion, YoY growth of 12%. The growth is largely due to higher base business volumes and new product launches, partially offset by price erosion.

During Q4FY25, we launched 26 new products across countries, taking the annual total to 85.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Q4FY25 revenues at ₹9.6 billion, growth of 16% YoY and QoQ.

•	FY25 revenues at ₹33.8 billion, with a growth of 14% YoY.

Growth was due to increase in API volumes, new launches of API products, partially offset by lower prices. This was further augmented by growth in the pharmaceutical services business.

During the quarter, we filed 52 Drug Master Files (DMFs) globally, taking the annual count to 111.

7

Income Statement Highlights:

Gross Margin

•	Q4FY25 at 55.6% (GG: 59.3%, PSAI: 26.3%), a YoY decline of 300 basis points (bps) and a QoQ decline of 312 bps.

YoY decline was attributed to higher price erosion in generics, lower manufacturing overhead leverage and milestone income accrued in the previous year. The sequential decline was mainly due to lower manufacturing overhead leverage and higher milestone income recorded in the previous quarter.

FY25 at 58.5% (GG: 62.0%, PSAI: 27.1%), a YoY decrease of 11 bps, in line with previous year.

Selling, General & Administrative (SG&A) Expenses

•	Q4FY25 at ₹24.1 billion, YoY increase of 17% and flat QoQ.

FY25 at ₹93.9 billion, YoY increase of 22%.

The increase was largely driven by higher investments in sales and marketing to strengthen existing brands and support new business initiatives, including the expansion of our consumer healthcare portfolio. It also reflects higher personnel costs from our growth initiatives and elevated freight rates.

Research & Development (R&D) Expenses

•	Q4FY25 at ₹7.3 billion. As % to Revenues – Q4FY25: 8.5% | Q4FY24: 9.7% | Q3FY25: 8.0%.

FY25 at ₹27.4 billion. As % to Revenues – FY25: 8.4% | FY24: 8.2%.

R&D investments continued to support our pipeline across small molecules, biosimilars, complex generics, including peptides, and novel oncology assets.

Impairment on Non-Current Assets

•	Q4FY25 loss at ₹0.8 billion compared to a reversal of ₹0.2 billion in Q4FY24. The impairment charge relates to certain product-related intangibles from the Mayne portfolio and other assets within our global generics business in India and Europe, impacted by adverse market conditions.

FY25 loss at ₹1.7 billion as compared to ₹0.003 billion in FY24. The impairment of intangibles pertains to product-related assets in India, Europe, and North America, driven by procurement constraints and challenging market conditions.

Net Finance Income/Expense

•	Q4FY25 income at ₹2.4 billion compared to expense of ₹1.0 billion in Q4FY24.

FY25 income at ₹4.7 billion as compared to ₹4.0 billion in FY24. The increase was largely on account of higher foreign currency exchange gain.

Profit before Tax

•	Q4FY25 at ₹20.1 billion, a YoY growth of 25% and a QoQ growth of 7%.

As % to Revenues – Q4FY25: 23.6% | Q4FY24: 22.6% | Q3FY25: 22.4%.

FY25 at ₹76.8 billion, a YoY growth of 7%.

As % to Revenues –FY25: 23.6% | FY24: 25.7%.

Profit before tax (‘PBT’) includes ₹888 Mn in Q4 and ₹1,011 Mn in FY25 from the recently acquired NRT business.

8

Income Tax

•	Q4FY25 at ₹4.2 billion. As % to PBT – Q4FY25: 20.8% | Q4FY24: 18.4% | Q3FY25: 25.1%.

The effective tax rate (‘ETR’) for the quarter is lower due to:

-	Reversal of previously recognized tax provision pertaining to prior years.

-	Following the sale of membership interest in one of the group entities, the cumulative foreign exchange gain has been transferred from the foreign currency translation reserve (‘FCTR’) to the income statement. Such FCTR is not subject to taxation.

FY25 at ₹19.5 billion. As % to PBT – FY25: 25.4% | FY24: 22.5%.

The ETR for the full year is higher, primarily due to the reversal of a previously recognized deferred tax asset related to land indexation and recognition of a previously unrecognized deferred tax asset on operating tax losses.

Profit attributable to Equity Holders of Parent Company

•	Q4FY25 at ₹15.9 billion, a YoY growth of 22% and a QoQ growth of 13%.

As % to Revenues – Q4FY25: 18.7% | Q4FY24: 18.5% | Q3FY25: 16.9%.

FY25 at ₹56.5 billion, a YoY growth of 2%.

As % to Revenues – FY25: 17.4% | FY24: 19.9%.

Diluted Earnings per Share (EPS)

•	Q4FY25 is ₹19.11. FY25 is ₹67.78.

Other Financial Highlights:

EBITDA

•	Q4FY25 at ₹24.8 billion, YoY growth of 32% and QoQ growth of 8%.

As % to Revenues – Q4FY25: 29.1% | Q4FY24: 26.4% | Q3FY25: 27.5%.

•	FY25 at ₹92.1 billion, a YoY growth of 11%.

As % to Revenues – FY25: 28.3% | FY24: 29.7%.

Others:

•	Operating Working Capital: As on 31st March 2025 at ₹125.9 billion.

•	Capital Expenditure: Q4FY25 at ₹7.7 billion. FY25 at ₹27.0 billion.

•	Free Cash Flow: Q4FY25 at ₹11.1 billion. FY25 at ₹13.3 billion.

•	Net Cash Surplus: As on 31st March 2025 at ₹24.5 billion

•	Net Debt to Equity: As on 31st March 2025 is (0.07)

•	Return on Capital Employed (RoCE): FY25 at 27.7%

9

About key metrics and non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to “Reconciliation of GAAP to Non-GAAP Results” table in this press release.

10

All amounts in millions, except EPS

Reconciliation of GAAP Measures to Non-GAAP Measures

Operating Working Capital

Particulars	As on 31st Mar 2025
(₹)
Inventories	71,085
Trade Receivables	90,420
Less:
Trade Payables	(35,523)
Operating Working Capital	125,982

Cash Flow

Particulars	Three months ended 31st Mar 2025	Year ended 31st Mar 2025
		(₹)
Net cash generated from operating activities	26,578	66,421
Less:
Taxes	(4,583)	(19,993)
Investments in Property, Plant & Equipment and intangibles	(10,942)	(33,154)
Free Cash Flow before Acquisitions	11,053	13,274
Less:
Acquisitions related pay-out	(1,655)	(53,096)
Cash Flow	9,399	(39,822)

Net Cash Surplus and Debt to Equity

Particulars	As on 31st Mar 2025
(₹)
Cash and Cash Equivalents	14,654
Investments	53,645
Short-term Borrowings	(38,902)
Long-term Borrowings, Non-Current	(7,864)
Less:
Restricted Cash Balance – Unclaimed Dividend and others	441
Lease liabilities (included in Long-term Borrowings, Non-Current)	(4,921)
Equity Investments (Included in Investments)	1,478
Net Cash Surplus	24,535
Equity	337,166
Net Debt/Equity	(0.07)

11

Computation of RoCE

Particulars	As on 31st Mar 2025
(₹)
Profit before Tax	76,784
Less:
Interest and Investment Income (Excluding forex gain/loss)	(3,402)
Earnings Before Interest and taxes [A]	73,382

Average Capital Employed [B]	265,345

Return on Capital Employed (A/B) (Ratio)	27.7%

Computation of Capital Employed:

Particulars	As on
	Mar 31, 2025	Mar 31, 2024
Property Plant and Equipment	97,761	76,886
Intangibles	96,803	36,951
Goodwill	11,810	4,253
Investment in Equity Accounted Associates	4,811	4,196
Other Current Assets	30,142	22,560
Other Investments	10,391	1,059
Other Non-Current Assets	972	1,632
Inventories	71,085	63,552
Trade Receivables	90,420	80,298
Derivative Financial Instruments	(729)	(299)
Less:
Other Liabilities	48,788	46,866
Provisions	6,324	5,444
Trade payables	35,523	30,919
Operating Capital Employed	322,831	207,859
Average Capital Employed	265,345

Computation of EBITDA

Refer page no. 3 & 4.

12

Earnings Call Details

The management of the Company will host an Earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Date: May 9, 2025

Time: 19:30 pm IST | 10:00 am ET

Conference Joining Information

Option 1: Pre-register with the below link and join without waiting for the operator
https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=7115642&linkSecurityString=3276024124

Option 2: Join through below Dial-In Numbers
Universal Access Number:	+91 22 6280 1219 +91 22 7115 8120
International Toll-Free Number:	USA: 1 866 746 2133 UK: 0 808 101 1573 Singapore: 800 101 2045 Hong Kong: 800 964 448

No password/pin number is necessary to dial in to any of the above numbers. The operator will provide instructions on asking questions before and during the call.

Play Back will be available after the earnings call, till May 16th, 2025. For play back, dial in phone No: +91 22 7194 5757, and playback code is 59320#.

Audio Link and Transcript will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil, and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance.

For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the “Risk Factors” and “Forward-Looking Statements” sections of our Annual Report on Form 20-F for the year ended March 31, 2024 and quarterly financial statements filed in Form 6-K with the US SEC for the quarter ended June 30, 2024, September 30, 2024, December 31, 2024 and our other filings with US SEC. The company assumes no obligation to update any information contained herein.

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